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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                          ____________________________

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                                 INTERLAND, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   458727 10 4
                                 (CUSIP Number)

                                 April 17, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                         [ ] Rule 13d-1(b)
                         [ ] Rule 13d-1(c)
                         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

CUSIP NO: 458727 10 4                                          PAGE 2 OF 5 PAGES


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Kenneth Gavranovic
         I.R.S. Identification No.:  n/a

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [ ]
         (b) [X]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

5.       SOLE VOTING POWER

         5,038,746/1/

6.       SHARED VOTING POWER

         -0-

7.       SOLE DISPOSITIVE POWER

         5,038,746/1/

8.       SHARED DISPOSITIVE POWER

         -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,038,746/1/

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                              [X]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         3.7%/2/

12.      TYPE OF REPORTING PERSON

         IN


--------
/1/ Includes 278,964 shares subject to options exercisable within 60 days of April 17, 2002. Does not include an aggregate of 126,366 shares subject to options owing but not yet delivered to Mr. Gavranovic. Does not include an aggregate of 70,200 shares issuable to Mr. Gavranovic's mother pursuant to exercisable options, with respect to which Mr. Gavranovic disclaims beneficial ownership.

/2/ Based on 137,369,981 shares of Interland, Inc. common stock outstanding on April 10, 2002, per Interland, Inc.'s Quarterly Report on Form 10-Q for the quarter ended February 28, 2002.


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                                  SCHEDULE 13G

CUSIP NO: 458727 10 4                                          PAGE 3 OF 5 PAGES



Item 1.

           (a)    Name of Issuer:

                  Interland, Inc.

           (b)    Address of Issuer's Principal Executive Offices

                  303 Peachtree Center Ave.
                  Suite 500
                  Atlanta, GA  30303
Item 2.

           (a)    Name of Person Filing:

                  Kenneth Gavranovic

           (b)    Address of Principal Business Office or, if None, Residence:

                  3020 NE East 32nd Avenue
                  Condo 1125
                  Ft. Lauderdale, FL 33308

           (c)    Citizenship:

                  U.S.A.

           (d)    Title of Class of Securities:

                  Common Stock

           (e)    CUSIP Number:

                  458727 10 4

Item 3.    Not applicable

Item 4.    Ownership:

           (a)    Amount beneficially owned:

                  5,038,746 shares/1/


--------
/1/ Includes 278,964 shares subject to options exercisable within 60 days of April 17, 2002. Does not include an aggregate of 126,366 shares subject to options owing but not yet delivered to Mr. Gavranovic. Does not include an aggregate of 70,200 shares issuable to Mr. Gavranovic's mother pursuant to exercisable options, with respect to which Mr. Gavranovic disclaims beneficial ownership.




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                                  SCHEDULE 13G

CUSIP NO: 458727 10 4                                          PAGE 4 OF 5 PAGES


           (b)    Percent of class:

                  3.7%/2/

           (c)    Number of shares as to which such person has:

                  (a)      Sole power to vote or to direct the vote:

                           5,038,746 shares

                  (b)      Shared power to vote or to direct the vote:

                           -0-

                  (c) Sole power to dispose or to direct the disposition of:

                           5,038,746 shares

                  (d) Shared power to dispose or to direct the disposition of:

                           -0-

Item 5.    Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           Not applicable

Item 8.    Identification and Classification of the Members of the Group:

           Not applicable

Item 9.    Notice of Dissolution of Group:

           Not applicable


--------
/2/ Based on 137,369,981 shares of Interland, Inc. common stock outstanding on April 10, 2002, per Interland, Inc.'s Quarterly Report on Form 10-Q for the quarter ended February 28, 2002.


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                                  SCHEDULE 13G

CUSIP NO: 458727 10 4                                          PAGE 5 OF 5 PAGES




Item 10.   Certification:

Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 23, 2002


                                             /s/ Kenneth Gavranovic
                                             -----------------------------------
                                             Kenneth Gavranovic